SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SPECIAL DIVERSIFIED OPPORTUNITIES INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
84740Q101
(CUSIP Number)
D. Kyle Cerminara Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209 (704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84740Q101	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 832,644
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 832,644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 832,644
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 84740Q101	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,203,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,203,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,203,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 84740Q101	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 832,644
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 832,644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 832,644
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 84740Q101	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON FG Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,203,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,203,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,203,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 84740Q101	13D	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,036,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,036,061

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,036,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 84740Q101	13D	Page 7 of 8 Pages

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on May 16, 2014, as amended on August 25, 2014 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Special Diversified Opportunities Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP in this Statement, including brokerage commissions, was approximately $2,334,430.68.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 2,036,061 shares of Common Stock, which represents approximately 9.7% of the Company’s outstanding shares of Common Stock.

Each of Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 21,027,640 shares of Common Stock reported by the Company as outstanding as of July 31, 2014 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2014.

(c) The transactions effected by the Fund and the Master Fund in the Common Stock in the open market between August 21, 2014 and October 6, 2014 are set forth on Schedule A to this Statement.

CUSIP No. 84740Q101	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: October 8, 2014

FUNDAMENTAL GLOBAL PARTNERS, LP,

by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,

by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FUNDAMENTAL GLOBAL PARTNERS GP, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Partner and Manager

FG PARTNERS GP, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Chief Executive Officer, Partner and Manager

/s/ D. Kyle Cerminara

D. Kyle Cerminara

/s/ Lewis M. Johnson

Lewis M. Johnson

/s/ Joseph H. Moglia

Joseph H. Moglia

Schedule A

Transactions by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP

in the Common Stock between August 21, 2014 and October 6, 2014:

Fundamental Global Partners, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
08/22/14	28,896	1.238304
08/29/14	48	1.260000
09/04/14	1,584	1.222100
09/12/14	240	1.241667
09/15/14	40	1.250000
09/16/14	40	1.240000
09/17/14	4,467	1.213111
09/18/14	4,840	1.240793
09/19/14	40	1.250000
09/23/14	5,600	1.237849
09/25/14	7,240	1.199108
09/30/14	6,680	1.203491
10/02/14	40	1.190000
10/03/14	40	1.220000
10/06/14	40	1.210000

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
08/21/14	30,100	1.209721
08/22/14	41,404	1.241157
08/25/14	11,577	1.237409
08/26/14	4,200	1.250000
08/28/14	100	1.250000
08/29/14	3,002	1.230520
09/04/14	1,816	1.224187
09/05/14	100	1.250000
09/08/14	10,100	1.250000
09/11/14	100	1.250000
09/12/14	460	1.239130
09/15/14	60	1.250000
09/16/14	60	1.240000
09/17/14	6,701	1.213111
09/18/14	7,260	1.240793
09/19/14	60	1.250000
09/23/14	8,400	1.237849
09/25/14	10,860	1.199108
09/30/14	10,020	1.203491
10/02/14	60	1.190000
10/03/14	60	1.220000
10/06/14	60	1.210000